Exhibit 21.1

LIST OF SUBSIDIARIES

At the time of this offering, the following entities will become subsidiaries of DynaVox Inc.:

Name	Jurisdiction of Incorporation or Organization

DynaVox Systems Holdings LLC	Delaware
DynaVox Systems LLC	Delaware
DynaVox Services Inc.	Delaware
Blink-Twice LLC	Delaware
Mayer-Johnson LLC	Delaware
DynaVox International Holdings Inc.	Delaware
DynaVox Systems Ltd.	United Kingdom
DynaVox Canada Inc.	Canada
Eye Response Technologies, Inc.	Virginia